Management Report

Amai Inc.

For the period ended December 31, 2023



Prepared by

Rodgers & Associates, LLC

Prepared on

January 31, 2024

Table of Contents

BALANCE SHEET
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
PayPal Merchant Account	78.05
WFB Business Checking (1617)	124,140.27
WFB Business Checking℠ (9207)	804.07
Total Bank Accounts	**125,022.39**
Other Current Assets	
Inventory On Hand	254.00
Prepaid Insurance	1,435.51
Total Other Current Assets	**1,689.51**
Total Current Assets	**126,711.90**
Fixed Assets	
Accumulated depreciation	(24,535.00)
Computer Hardware	5,354.00
Leasehold Improvements	27,992.14
Machinery & Equipment	12,760.75
Capital Lease - Beagle	118,898.70
Total Machinery & Equipment	**131,659.45**
Vehicles	
Capital Lease - Kia	42,236.32
Total Vehicles	**42,236.32**
Total Fixed Assets	**182,706.91**
Other Assets	
Patent	830.00
Security deposits	9,462.90
Total Other Assets	**10,292.90**
TOTAL ASSETS	**$319,711.71**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
WFB Visa (8964)	1,562.56
Total Credit Cards	**1,562.56**
Other Current Liabilities	
Deferred Rent Payable	3,095.45
Due To/From Officer - JD	8,957.17
N/P - Keller-Klein	160,000.00
N/P - Mary Crotty (related party) CP	25,000.00

	Total
Total Other Current Liabilities	197,052.62
Total Current Liabilities	198,615.18
Long-Term Liabilities	
Cap Lease Payable - Kia Finance	23,366.64
Cap Lease Payable - P.J. Coggan (Beagle)	82,346.53
N/P - Mary Crotty (related party)	75,000.00
Total Long-Term Liabilities	180,713.17
Total Liabilities	379,328.35
Equity	
Retained Earnings	(215,158.47)
Shareholder's Equity	
Jeannine Davison	
Common Stock - JD (650,000 shares)	11,308.31
Total Jeannine Davison	11,308.31
Sven Davison	
Common Stock - SD (290,000 shares)	1.00
Total Sven Davison	1.00
Total Shareholder's Equity	11,309.31
Simple Agreement Future Equity (SAFE)	
SAFE - Mary Crotty	75,000.00
SAFE - WeFunder	377,615.83
Total Simple Agreement Future Equity (SAFE)	452,615.83
Net Income	(308,383.31)
Total Equity	(59,616.64)
TOTAL LIABILITIES AND EQUITY	$319,711.71

PROFIT AND LOSS

January - December 2023

	Total	
	Jan - Dec 2023	**% of Income**
INCOME		
Edible Cup Sales	4,385.48	100.00 %
Total Income	**4,385.48**	**100.00 %**
COST OF GOODS SOLD		
Equipment Maintenance & Repairs	54.86	1.25 %
Freight IN	500.00	11.40 %
Lab Supplies	1,668.01	38.03 %
Raw Materials	2,214.80	50.50 %
Rent - Building	30,924.68	705.16 %
Small Tools & Equipment	1,679.89	38.31 %
Utilities - Direct	1,368.93	31.22 %
Total Cost of Goods Sold	**38,411.17**	**875.87 %**
GROSS PROFIT	(34,025.69)	(775.87 %)
EXPENSES		
*SELLING COSTS		
Freight OUT	332.62	7.58 %
Merchant Fees - Quickbooks	92.16	2.10 %
Packaging Supplies	12,168.23	277.47 %
Shopify Platform Costs	1,971.28	44.95 %
Total *SELLING COSTS	**14,564.29**	**332.10 %**
In-Direct Personnel Costs		
Employer Payroll Taxes	13,724.80	312.96 %
Executive Salaries	171,905.70	3,919.88 %
Total In-Direct Personnel Costs	**185,630.50**	**4,232.84 %**
MARKETING COSTS		
Advertising & Promotional	145.16	3.31 %
Trade Events	2,132.04	48.62 %
Total MARKETING COSTS	**2,277.20**	**51.93 %**
OPERATING COSTS		
Accounting Fees	13,880.00	316.50 %
Bank Service Charges	22.00	0.50 %
Business Licenses & Fees	590.00	13.45 %
Dues & Subscriptions	684.95	15.62 %
Insurance - General Liability	1,270.00	28.96 %
Interest Expense	281.00	6.41 %
Internet & TV services	1,108.38	25.27 %
Legal Fees	3,660.50	83.47 %
Meals	2,623.18	59.82 %
Meals - Traveling	224.50	5.12 %

	Total	
	Jan - Dec 2023	% of Income
Office Expenses	396.00	9.03 %
Office Supplies	314.21	7.16 %
Postage & Delivery	11.00	0.25 %
Rent Expense		
Rent - Building Lease	16,493.15	376.09 %
Rent - Storage Unit	1,035.00	23.60 %
Total Rent Expense	**17,528.15**	**399.69 %**
Research & Development	19.99	0.46 %
Software & Apps	1,976.39	45.07 %
Telecommunications	3,473.96	79.22 %
Travel	1,024.73	23.37 %
Utilities		
Heating & cooling	283.96	6.48 %
Total Utilities	**283.96**	**6.48 %**
Vehicle Expense		
Parking & tolls	81.50	1.86 %
Vehicle gas & fuel	43.88	1.00 %
Vehicle registration	732.00	16.69 %
Total Vehicle Expense	**857.38**	**19.55 %**
Website Design & Hosting	15.00	0.34 %
Total OPERATING COSTS	**50,245.28**	**1,145.72 %**
Repairs & maintenance	43.21	0.99 %
Total Expenses	**252,760.48**	**5,763.58 %**
NET OPERATING INCOME	(286,786.17)	(6,539.45 %)
OTHER INCOME		
Interest Income	133.86	3.05 %
Total Other Income	**133.86**	**3.05 %**
OTHER EXPENSES		
Depreciation expense	20,931.00	477.28 %
Income Taxes - State	800.00	18.24 %
Total Other Expenses	**21,731.00**	**495.52 %**
NET OTHER INCOME	(21,597.14)	(492.47 %)
NET INCOME	$ (308,383.31)	(7,031.92 %)

PROFIT AND LOSS - MONTHLY
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
INCOME													
Edible Cup Sales	212.78	400.03	257.18	328.00	595.79	684.00		120.96	264.48	247.00	952.66	322.60	4,385.48
Total Income	**212.78**	**400.03**	**257.18**	**328.00**	**595.79**	**684.00**	**0.00**	**120.96**	**264.48**	**247.00**	**952.66**	**322.60**	**4,385.48**
COST OF GOODS SOLD													
Equipment Maintenance & Repairs			54.86										54.86
Freight IN										500.00			500.00
Lab Supplies				100.18	338.06	99.40	171.72	151.31	287.10	263.80	29.18	227.26	1,668.01
Raw Materials	589.48	254.42	72.95	25.00	76.80	28.17		418.84	470.57		159.48	119.09	2,214.80
Rent - Building	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,185.00	2,669.84	2,669.84	30,924.68
Small Tools & Equipment			1,679.89										1,679.89
Utilities - Direct		126.89	62.74	175.80	128.76	118.82	119.74	137.44	132.18	149.93	88.49	128.14	1,368.93
Total Cost of Goods Sold	**3,189.48**	**2,981.31**	**4,470.44**	**2,900.98**	**3,143.62**	**2,846.39**	**2,891.46**	**3,307.59**	**3,489.85**	**3,098.73**	**2,946.99**	**3,144.33**	**38,411.17**
GROSS PROFIT	(2,976.70)	(2,581.28)	(4,213.26)	(2,572.98)	(2,547.83)	(2,162.39)	(2,891.46)	(3,186.63)	(3,225.37)	(2,851.73)	(1,994.33)	(2,821.73)	(34,025.69)
EXPENSES													
*SELLING COSTS													0.00
Freight OUT					51.67						280.95		332.62
Merchant Fees - Quickbooks				5.02	9.29	20.34			11.93	7.46	21.58	16.54	92.16
Packaging Supplies	83.35	(33.57)	2,784.05	1,491.38	234.35				146.71			7,461.96	12,168.23
Shopify Platform Costs	16.62		232.59	145.94	321.11	130.68	275.90	45.99	204.30	119.76	276.91	201.48	1,971.28
Total *SELLING COSTS	**99.97**	**(33.57)**	**3,016.64**	**1,642.34**	**616.42**	**151.02**	**275.90**	**45.99**	**362.94**	**408.17**	**298.49**	**7,679.98**	**14,564.29**
In-Direct Personnel Costs													0.00
Employer Payroll Taxes	1,792.28	1,223.74	1,220.99	1,221.00	1,221.01	1,220.99	1,220.99	1,054.20	887.40	887.40	887.40	887.40	13,724.80
Executive Salaries	15,960.76	15,960.76	15,960.76	15,960.76	15,960.76	15,960.76	15,960.76	13,780.38	11,600.00	11,600.00	11,600.00	11,600.00	171,905.70
Total In-Direct Personnel Costs	**17,753.04**	**17,184.50**	**17,181.75**	**17,181.76**	**17,181.77**	**17,181.75**	**17,181.75**	**14,834.58**	**12,487.40**	**12,487.40**	**12,487.40**	**12,487.40**	**185,630.50**
MARKETING COSTS													0.00
Advertising & Promotional	145.16												145.16
Trade Events	1,250.00	252.07						335.50		48.13	35.70	61.64	149.00	2,132.04
Total MARKETING COSTS	**1,395.16**	**252.07**						**335.50**		**48.13**	**35.70**	**61.64**	**149.00**	**2,277.20**
OPERATING COSTS													0.00
Accounting Fees	1,000.00	750.00	750.00	750.00	6,500.00	750.00	750.00	500.00	630.00	500.00	500.00	500.00	13,880.00
Bank Service Charges		10.00							12.00				22.00
Business Licenses & Fees			455.00					135.00					590.00
Dues & Subscriptions	403.70								281.25				684.95
Insurance - General Liability	105.83	105.83	105.83	105.83	105.83	105.83	105.83	105.83	105.87	105.83	105.83	105.83	1,270.00
Interest Expense	23.00	28.00	23.00	23.00	23.00	23.00	23.00	23.00	23.00	23.00	23.00	23.00	281.00
Internet & TV services								822.38				286.00	1,108.38
Legal Fees		435.50					3,225.00						3,660.50
Meals	508.96		422.61	131.60	40.29		81.63	174.57	698.32	254.23	132.94	178.03	2,623.18
Meals - Traveling								224.50					224.50
Office Expenses	141.60		24.67			229.73							396.00
Office Supplies			218.71	75.49				15.16		4.85			314.21
Postage & Delivery												11.00	11.00
Rent Expense													0.00
Rent - Building Lease	1,405.94	1,355.70	1,410.55	1,435.44	1,355.70	1,355.70	1,355.67	1,355.70	1,410.55	1,177.00	1,437.60	1,437.60	16,493.15
Rent - Storage Unit	207.00	207.00	207.00	207.00	207.00	0.00							1,035.00
Total Rent Expense	**1,612.94**	**1,562.70**	**1,617.55**	**1,642.44**	**1,562.70**	**1,355.70**	**1,355.67**	**1,355.70**	**1,410.55**	**1,177.00**	**1,437.60**	**1,437.60**	**17,528.15**
Research & Development					19.99								19.99
Software & Apps	163.37	145.93	145.21	137.00	137.00	137.00	137.00	142.00	142.00	142.00	405.88	142.00	1,976.39
Telecommunications	303.99	272.17	216.63	227.75	227.75	227.75	391.69	227.73	309.60	372.75	385.54	310.61	3,473.96
Travel									1,024.73				1,024.73
Utilities													0.00
Heating & cooling	131.85	14.10	6.97	19.53	14.31	13.20	13.31	15.27	14.69	16.66	9.83	14.24	283.96
Total Utilities	**131.85**	**14.10**	**6.97**	**19.53**	**14.31**	**13.20**	**13.31**	**15.27**	**14.69**	**16.66**	**9.83**	**14.24**	**283.96**
Vehicle Expense													0.00
Parking & tolls				61.50					20.00				81.50
Vehicle gas & fuel									43.88				43.88
Vehicle registration									732.00				732.00
Total Vehicle Expense				**61.50**					**795.88**				**857.38**
Website Design & Hosting					15.00								15.00
Total OPERATING COSTS	**4,395.24**	**3,324.23**	**3,986.18**	**3,174.14**	**8,645.87**	**2,842.21**	**7,055.67**	**2,768.60**	**5,452.74**	**2,591.47**	**3,000.62**	**3,008.31**	**50,245.28**
Repairs & maintenance					43.21								43.21

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
Total Expenses	23,643.41	20,727.23	24,184.57	21,998.24	26,487.27	20,174.98	24,848.82	17,649.17	18,351.21	15,522.74	15,848.15	23,324.69	252,760.48
NET OPERATING INCOME	(26,620.11)	(23,308.51)	(28,397.83)	(24,571.22)	(29,035.10)	(22,337.37)	(27,740.28)	(20,835.80)	(21,576.58)	(18,374.47)	(17,842.48)	(26,146.42)	(286,786.17)
OTHER INCOME													
Interest Income	21.42	17.48	17.70	17.40	14.26	10.24	5.86	3.00	9.95	14.05	1.36	1.14	133.86
Total Other Income	21.42	17.48	17.70	17.40	14.26	10.24	5.86	3.00	9.95	14.05	1.36	1.14	133.86
OTHER EXPENSES													
Depreciation expense	2,550.00	1,671.00	1,671.00	1,671.00	1,671.00	1,671.00	1,671.00	1,671.00	1,671.00	1,671.00	1,671.00	1,671.00	20,931.00
Income Taxes - State									800.00				800.00
Total Other Expenses	2,550.00	1,671.00	1,671.00	1,671.00	1,671.00	1,671.00	1,671.00	1,671.00	2,471.00	1,671.00	1,671.00	1,671.00	21,731.00
NET OTHER INCOME	(2,528.58)	(1,653.52)	(1,653.30)	(1,653.60)	(1,656.74)	(1,660.76)	(1,665.14)	(1,668.00)	(2,461.05)	(1,656.95)	(1,669.64)	(1,669.86)	(21,597.14)
NET INCOME	$ (29,148.69)	$ (24,962.03)	$ (30,051.13)	$ (26,224.82)	$ (30,691.84)	$ (23,998.13)	$ (29,405.42)	$ (22,503.80)	$ (24,037.63)	$ (20,031.42)	$ (19,512.12)	$ (27,816.28)	$ (308,383.31)

STATEMENT OF CASH FLOWS

January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	(308,383.31)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due To/From Officer - SD	1.00
Inventory On Hand	(254.00)
Prepaid Insurance	(483.00)
Prepaid Rent	207.00
Shopify Receivables	16.62
Accumulated depreciation	20,931.00
Accounts Payable (A/P)	(750.00)
WFB Visa (8964)	(278.18)
Deferred Rent Payable	(593.70)
Due To/From Officer - JD	2,376.42
N/P - Keller-Klein	160,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**181,173.16**
Net cash provided by operating activities	**(127,210.15)**
INVESTING ACTIVITIES	
Computer Hardware	(2,704.00)
Leasehold Improvements	(27,992.14)
Machinery & Equipment:Capital Lease - Beagle	(23,900.00)
Net cash provided by investing activities	**(54,596.14)**
FINANCING ACTIVITIES	
Cap Lease Payable - Kia Finance	(12,745.44)
Cap Lease Payable - P.J. Coggan (Beagle)	(9,144.00)
Simple Agreement Future Equity (SAFE):SAFE - WeFunder	63,111.90
Net cash provided by financing activities	**41,222.46**
NET CASH INCREASE FOR PERIOD	**(140,583.83)**
Cash at beginning of period	265,606.22

	Total
CASH AT END OF PERIOD	$125,022.39

Amai Inc.
Statement of Changes in Equity

Accounts	2023 Amount ($)
Beginning Equity	235,415.43
Common Stock - Jeannine Davison (650,000 shares)	11,308.31
Common Stock - Sven Davison (290,000 shares)	1.00
SAFE - Mary Crotty	75,000.00
SAFE - WeFunder	377,615.83
Net Income (Loss)	(308,383.31)
Total Equity	(59,616.64)

Amai Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Amai Inc. (the "Company") is a corporation organized on August 3, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.